

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2012

Via E-mail
Timothy Kuh
Vice President and Director
APD Antiquities, Inc.
1314 South Grand Boulevard, Suite 2-17
Spokane, WA 99202

> **Re: APD Antiquities, Inc.**
> **Amendment No. 1 to Preliminary Information Statement on**
> **Schedule 14C**
> **Filed August 27, 2012**
> **File No. 000-50738**

Dear Mr. Kuh:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated August 14, 2012. Please provide us with your analysis as to why you believe you are not required to provide financial statements of Northern Adventures, Inc. Please see Item 1 of Schedule 14C, Items 14(a)(3), 14(b)(8)-(11) and 14(c)(2) of Schedule 14A and Item 17(b) of Form S-4.

2. Please also revise your Information Statement to include the report of your independent registered public accounting firm applicable to your December 31, 2011 audited financial statements.

Cover Page of the Information Statement

3. We note your response to comment 3 in our letter dated August 14, 2012. However, it does not appear that you have revised your filing as indicated in your response. Please explain your reference to Trevnex in the third full paragraph, or revise.

Security Ownership of Certain Owners and Management, page 14

4. Please disclose the natural person(s) with voting and/or investment control over the securities held by Livorno Latin American, Marycliff Investment Corporation, and any security holder that is not a natural person.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Michael Espey